Scott C. Kline, Esq.

dba Kline Law Group

15615 Alton Parkway, Suite 450

Irvine, CA 92618

T – 949.271.6355

F – 949.271.6301

June 21, 2024

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Attn:	Ms. Joyce Sweeney

Re:	GoLogiq, Inc.

Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2022

File No. 333-231286

Dear Ms. Sweeney:

On behalf of GoLogiq, Inc. (the “Company”) and in response to the comments of the staff of the Securities and Exchange Commission set forth in your letter dated May 22, 2024.

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Amendment No. 2 of Form 10-K for the Year Ended December 31, 2022

Explanatory Note

1. We note your revised disclosures regarding the restatement of the financial statements in the forepart of the filing. Please file an amended Form 10-K/A with the full Item 8 of Form 10-K requirements, which includes a full set of financial statements and all footnote disclosures and ensure you include the revised restatement footnote. In addition, you should file amended Forms 10-Q for the impacted quarterly periods to provide similarly revised disclosures. The amended quarterly filings should be consistent with the periods identified the Item 4.02 Form 8-K filed February 9, 2024 and Form 8-K/A filed February 16, 2024.

Response 1. We acknowledge your comment and will file the amended Form 10-K/A with the full Item 8 of Form 10-K requirements, which includes a full set of financial statements and all footnote disclosures and will ensure to include the revised restatement footnote. In addition, we will file amended Forms 10-Q for the impacted quarterly periods consistent with the periods identified the Item 4.02 Form 8-K filed February 9, 2024 and Form 8-K/A filed February 16, 2024 to provide similarly revised disclosures. We intend to file the aforementioned as soon as practicable after obtaining necessary approvals from our auditor, which are expected before July 15, 2024.

If you have further questions or comments, please feel free to contact us.

Very truly yours,

/s/ Scott C. Kline

Scott C. Kline

CC	Granger Whitelaw, CEO
GoLogiq, Inc.